     As filed with the Securities and Exchange Commission on June 21, 2002

                                                    Registration No. 333-______

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                               CUMULUS MEDIA INC.
             (Exact Name of Registrant as Specified in Its Charter)

            Illinois                                   4832                              36-4159663
-------------------------------            ----------------------------            ----------------------
(State or Other Jurisdiction of            (Primary Standard Industrial              (I.R.S. Employer
 Incorporation or Organization)             Classification Code Number)            Identification Number)

                            ------------------------

                               3535 Piedmont Road
                         Building 14, Fourteenth Floor
                             Atlanta, Georgia 30305
                                 (404) 949-0700
              (Address, including zip code, and telephone number,
                                   including
            area code, of registrant's principal executive offices)

                               ------------------

                              Lewis W. Dickey, Jr.
                Chairman, President and Chief Executive Officer
                               Cumulus Media Inc.
                               3535 Piedmont Road
                         Building 14, Fourteenth Floor
                             Atlanta, Georgia 30305
                                 (404) 949-0700
               (Name, Address, including zip code, and telephone
                                    number,
                   including area code, of agent for service)

                               ------------------

                                   Copies to:

                              Mark L. Hanson, Esq.
                           Jones, Day, Reavis & Pogue
                              3500 SunTrust Plaza
                              303 Peachtree Street
                          Atlanta, Georgia 30308-3242
                                 (404) 521-3939

                                 --------------

         Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                               ------------------

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                              --------------------

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                               ------------------

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                               ------------------

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                       Proposed             Proposed
                                                       Maximum               Maximum
   Title of Each Class of         Amount to be      Offering Price          Aggregate              Amount of
Securities to be Registered        Registered        Per Unit (1)      Offering Price (1)    Registration Fee (2)
-----------------------------------------------------------------------------------------------------------------

Class A Common Stock, par value      10,000,000           $18.59            $185,900,000              $17,103
$.01 per share                         shares
=================================================================================================================

(1) Estimated solely for purposes of computing the Registration Fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based upon the average of the reported high and low sales prices of Class A Common Stock of the Company on the Nasdaq National Market ("Nasdaq") on June 14, 2002.

(2) The registration fee for the securities offered hereby, $17,103, is calculated pursuant to Rule 457(c) under the Securities Act as follows:
         .000092 multiplied by the product of $18.59, the average of the reported high and low sales prices of the Class A Common Stock on Nasdaq on June 14, 2002 (a date within 5 business days prior to this filing), multiplied by 10,000,000, the number of shares to be registered.

                               ------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 21, 2002

PROSPECTUS

                               CUMULUS MEDIA INC.

                               10,000,000 SHARES
                              CLASS A COMMON STOCK
                            PAR VALUE $.01 PER SHARE

                               -----------------

         This prospectus relates to up to 10,000,000 shares of Class A Common Stock of Cumulus Media Inc. that we may issue from time to time in connection with our acquisition of other businesses, properties or securities in business combination transactions utilizing a "shelf" registration process. We expect the terms of acquisitions involving our issuance of Class A Common Stock covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, properties or securities that we may acquire. We will value shares of Class A Common Stock issued in exchange for assets or securities in business combination transactions at prices reasonably related to market prices of our Class A Common Stock, or the value of the assets to be received by us, at the time we agree upon the terms of an acquisition.

         We will pay all expenses of this offering. We will not pay any underwriting discounts or commissions, although we may pay finder's fees from time to time in connection with specific acquisitions. Any person receiving such fee may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended, referred to as the Securities Act.

         This prospectus may also be used by securityholders who received Class A Common Stock covered by this prospectus in transactions described above and who wish to resell shares of Class A Common Stock in transactions registered under the Securities Act. We will receive no consideration in connection with sales by those securityholders. Any securityholders who are participating in a resale of their Class A Common Stock in a transaction covered by this prospectus, and the terms of the sales of their Class A Common Stock, will be set forth in a supplement to this prospectus.

         Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol "CMLS." On June 20, 2002, the last reported sale price of the Class A Common Stock on Nasdaq was $17.75 per share.

         INVESTING IN OUR CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY SUPPLEMENT TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

                 The date of this prospectus is _______, 2002.

                               TABLE OF CONTENTS


ABOUT THIS PROSPECTUS...............................................................................................1

AVAILABLE INFORMATION...............................................................................................1

INCORPORATION OF DOCUMENTS BY REFERENCE.............................................................................1

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS..........................................................3

CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA....................................................................4

SUMMARY.............................................................................................................5

         Our Business...............................................................................................5

         Our Strategy...............................................................................................6

         Recent Developments........................................................................................6

SUMMARY CONSOLIDATED FINANCIAL DATA.................................................................................8

RISK FACTORS.......................................................................................................11

USE OF PROCEEDS....................................................................................................17

SECURITIES COVERED BY THIS PROSPECTUS..............................................................................17

VALIDITY OF SECURITIES.............................................................................................18

EXPERTS............................................................................................................18

                             ABOUT THIS PROSPECTUS

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE ARE OFFERING TO SELL SECURITIES AND SEEKING OFFERS TO BUY SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THEIR COVERS; REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR ANY SALE OF THE SECURITIES. IN THIS PROSPECTUS, THE TERMS "COMPANY", "CUMULUS", "WE", "US", AND "OUR" REFER TO CUMULUS MEDIA INC. AND ITS CONSOLIDATED SUBSIDIARIES. THE TERM "CLASS A COMMON STOCK" MEANS OUR CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE.

         WE HAVE NOT TAKEN ANY ACTION TO PERMIT A PUBLIC OFFERING OF THE SHARES OF SECURITIES OUTSIDE THE UNITED STATES. PERSONS OUTSIDE THE UNITED STATES WHO COME INTO POSSESSION OF THIS PROSPECTUS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY RESTRICTIONS RELATING TO THE OFFERING OF THE SHARES OF SECURITIES AND THE DISTRIBUTION OF THIS PROSPECTUS OUTSIDE THE UNITED STATES.

                             AVAILABLE INFORMATION

         We have filed with the SEC under the Securities Act a registration statement on Form S-4. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934.

         For further information concerning the SEC's public reference rooms, you may call the SEC at (800) SEC-0330. You may read or obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may also access some of this information via the world wide web through the SEC's Internet address at www.sec.gov.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or subsequently incorporated by reference into, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us.


                SEC FILINGS                                                       PERIOD
                -----------                                                       ------
        Annual Report on Form 10-K, as amended                       Fiscal year ended December 31, 2001
        Quarterly Report on Form 10-Q                                Fiscal quarter ended March 31, 2002
        Current Report on Form 8-K                                   Filed on February 7, 2002
        Current Report on Form 8-K                                   Filed on March 7, 2002
        Current Report on Form 8-K                                   Filed on March 28, 2002
        Current Report on Form 8-K                                   Filed on May 7, 2002
        Current Report on Form 8-K                                   Filed on May 17, 2002
        Registration Statement on Form 8-A                           Filed on June 24, 1998


         We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before all of the shares covered by this prospectus are sold or deregistered (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC). This additional information is a part of this prospectus from the date of filing of those documents.

         Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         The information relating to us in this prospectus should be read together with the information in the documents incorporated or deemed to be incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated or deemed to be incorporated by reference into this prospectus by reference should be read in conjunction with documents filed with the SEC by us.

         Documents incorporated by reference are available from us without charge, excluding exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. To obtain timely delivery of this information, you should request the information no later than five business days before you must make your investment decision. Any person to whom a prospectus is delivered may obtain documents incorporated by reference into this prospectus at no cost, by requesting them on our website, www.cumulus.com, in writing, or by telephone from us at the following address:

                  Cumulus Media Inc.
                  3535 Piedmont Road
                  Building 14, Fourteenth Floor
                  Atlanta, GA 30305
                  Telephone:(404) 949-0700
                  Attention: Daniel O'Donnell, Vice President, Finance

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         In various places in this prospectus and the documents we incorporate by reference, we use statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. Although we believe that, in making any of these statements, our expectations are based on reasonable assumptions, these statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, words such as "anticipates," "believes," "expects," "intends," and similar expressions, as they relate to us or our management, are intended to identify these forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including those referred to under "Risk Factors" and as otherwise described in our periodic filings with the SEC.

         Important facts that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include:

         - the impact of general economic conditions in the United States or in specific markets in which we currently do business;

         - industry conditions, including existing competition and future competitive technologies;

         - the popularity of radio as a broadcasting and advertising medium;

         -        our capital expenditure requirements;

         -        legislative or regulatory requirements;

         -        risks and uncertainties relating to our leverage;

         -        interest rates;

         - consummation and integration of pending or future acquisitions;

         -        access to capital markets; and

         -        fluctuations in exchange rates and currency values.

         Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required under Federal securities laws. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in any document we incorporate by reference, the date of that document.

                CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA

         We use the term local marketing agreement, or LMA, in various places in this prospectus and in documents incorporated by reference. A typical LMA is an agreement under which a Federal Communications Commission, or FCC, licensee of a radio station makes available, for a fee, air time on its station to another party. The other party provides programming to be broadcast during this air time and collects revenues from advertising it sells for broadcast during the programming. In addition to entering into LMAs, from time to time we enter into management or consulting agreements that provide us with the ability, as contractually specified, to assist current owners in the management of radio station assets that we have contractually agreed to purchase, subject to FCC approval. In those arrangements, we generally receive a contractually specified management fee or consulting fee in exchange for the services provided.

         Unless otherwise indicated:

         - we obtained total industry listener and revenue levels from the Radio Advertising Bureau;

         - we derived all audience share data and audience rankings, including ranking by population, except where otherwise stated to the contrary, from surveys of people ages 12 and over, listening Monday through Sunday, 6 a.m. to 12 midnight, based on the Fall 2001 Arbitron Market Report, pertaining to each market; and

         - we derived 2001 Cumulus market revenue rank from BIAfn's Media Access Pro (2002) produced by BIA Financial Network, Inc.

         The terms "broadcast cash flow" and "EBITDA" are used in various places in this prospectus and in documents incorporated by reference.

         Broadcast cash flow consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non-cash stock compensation expense, and restructuring and impairment charges.

         EBITDA consists of operating income (loss) before depreciation, amortization, LMA fees, non-cash stock compensation expense, and restructuring and impairment charges.

         Broadcast cash flow and EBITDA, as we define the terms, may not be comparable to similarly titled measures employed by other companies. Although broadcast cash flow and EBITDA are not measures of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP, we believe that they are useful to an investor in evaluating an investment in our common stock because they are measures widely used in the broadcast industry to evaluate a radio company's operating performance. However, broadcast cash flow and EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as measures of liquidity or profitability.

                                    SUMMARY

         This Summary highlights basic information about Cumulus, but may not contain all of the information that you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus and the documents that we incorporate by reference before making an investment decision.

OUR BUSINESS

         We own and operate FM and AM radio station clusters serving mid-size markets throughout the United States. We are the second largest radio broadcasting company in the United States based on the number of stations owned or operated. According to the Fall 2001 Arbitron Market Report, we have assembled market-leading groups or clusters of radio stations which rank first or second in terms of revenue share or audience share in substantially all of our markets. As of March 31, 2002, we owned and operated 232 radio stations in 51 mid-sized U.S. media markets. In addition, we owned and operated a multi-market network of five radio stations in the English-speaking Caribbean. Under our LMAs, we provided sales and marketing services for 11 radio stations in four U.S. markets in exchange for a management or consulting fee, pending FCC approval of our acquisitions of these stations.

         Relative to the 50 largest markets in the United States, we believe that the mid-size markets represent attractive operating environments and generally are characterized by:

         - a greater use of radio advertising, as evidenced by the greater percentage of total media revenues captured by radio than the national average;

         - rising advertising revenues, as the larger national and regional retailers expand into these markets;

         - small independent operators, many of whom lack the capital to produce high-quality locally originated programming or to employ more sophisticated research, marketing, management and sales techniques; and

         - lower overall susceptibility to economic downturns than larger markets.

         We believe that the attractive operating characteristics of mid-size markets, together with the relaxation of radio station ownership limits under the Telecom Act and the FCC's rules, create significant opportunities for growth from the formation of groups of radio stations within these markets. We believe that mid-size radio markets provide an excellent opportunity to acquire attractive properties at favorable purchase prices due to the size and fragmented nature of ownership in these markets and due to the greater attention historically given to the larger markets by radio station acquirers. According to the FCC's records, as of September 30, 2001, there were approximately 8,285 FM and 4,727 AM stations in the United States.

         To maximize the advertising revenue and broadcast cash flow of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of our radio stations to advertisers in a given market. We also seek to increase the amount of locally originated programming content that airs on each station. Within each market, our stations are diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our competitive advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against other radio, print and television media competitors.

         We believe that we are in a position to generate revenue growth, increase audience and revenue shares within these markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our broadcast cash flow growth rates and margins to those levels found in large markets. Many of our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy.

         We are an Illinois corporation with our principal executive offices located at 3535 Piedmont Road, Building 14, Fourteenth Floor, Atlanta, Georgia 30305. Our homepage is located at www.cumulus.com. The information included on our homepage is not part of this prospectus. Our telephone number is (404) 949-0700.

OUR STRATEGY

         We are focused on generating internal growth through improvement in broadcast cash flows for the portfolio of stations we operate, while enhancing our station portfolio and our business as a whole, through the acquisition of individual stations or clusters that satisfy our acquisition criteria.

Operating Strategy

         Our operating strategy has the following principal components:

         - develop each station in our portfolio as a unique enterprise, marketed as an individual, local brand with its own identity, programming content, programming personnel, inventory of time slots and sales force;

         - use audience research and music testing to refine each station's programming content to match the preferences of the station's target demographic audience, in order to enrich our listeners' experiences by increasing both the quality and quantity of local programming;

         - position station clusters to compete with print and television advertising by combining favorable advertising pricing with diverse station formats within each market to draw a larger and broader listening audience to attract a wider range of advertisers;

         - achieve cost efficiencies associated with common infrastructure and personnel and increase revenue by offering regional coverage of key demographic groups that were previously unavailable to national and regional advertisers; and

         - employ Internet-based management information systems that enable us to monitor daily sales performance by station and by market, compared to their respective budgets, to quickly identify any under-performing stations, determine the explanation for the under-performance and take corrective action quickly.

Acquisition Strategy

         Our acquisition strategy has the following principal components:

         - assemble leading station clusters in the top 50 to 150 radio markets by taking advantage of the size and fragmented nature of ownership in these markets;

         - acquire leading stations in terms of signal coverage, revenue or audience share and acquire under-performing stations where there is significant potential to apply our management expertise to improve financial and operating performance; and

         - reconfigure our existing stations, or acquire new stations, located near large markets, that based on an engineering analysis of signal specifications and the likelihood of receiving FCC approval, can be redirected, or "moved-in," to those larger markets.

RECENT DEVELOPMENTS

         On May 28, 2002, we announced that we had entered into a definitive agreement with U.S. Broadcasting Limited Partnership to acquire the broadcasting and related assets of eight radio stations serving the Macon, Georgia market (market rank 152), for an aggregate purchase price of approximately $35.5 million. We expect the closing of this transaction, which is conditioned on the receipt of all necessary regulatory approvals, to occur prior to the end of 2002.

         On May 22, 2002, we announced the completion of an underwritten public offering of 11,500,000 shares of our Class A Common Stock. Of those shares, 10,549,448 were offered by us and 950,552 were offered by two of our shareholders. We did not receive any proceeds from the sale of shares by those shareholders. We raised approximately $199.2 million in aggregate net proceeds, which we intend to use to fund pending acquisitions and for general corporate purposes, which may include repayment of indebtedness or to fund potential future acquisitions.

         On May 7, 2002, we announced our operating results for the first quarter ended March 31, 2002. We had first quarter net revenues of $44.9 million, broadcast cash flow of $11.5 million and EBITDA of $8.0 million. On a pro forma basis giving effect to all acquisitions and dispositions entered into or consummated during the quarter, including the acquisitions of Aurora Communications, LLC and of the broadcasting operations of DBBC, L.L.C. described below, we had first quarter net revenues of $54.4 million, broadcast cash flow of $15.3 million and EBITDA of $11.7 million.

         On May 7, 2002, we also announced that we had entered into a definitive agreement with Wilks Broadcasting, LLC and its subsidiary, Wilks License Co., LLC, to acquire five radio stations serving the Saginaw, Michigan market (market rank 129), for a purchase price of approximately $55.6 million in cash. We expect the closing of this transaction, which is conditioned on the receipt of all necessary regulatory approvals, to occur prior to the end of 2002.

         On March 28, 2002, we announced the completion of the acquisitions of Aurora Communications, LLC and of the broadcasting operations of DBBC, L.L.C. These properties represented opportunities to acquire premiere portfolios of radio stations in very attractive mid-size markets. Aurora Communications owned and operated 18 radio stations in five markets in suburban New York and Connecticut, including Westchester County, New York (market rank 59), Bridgeport, Connecticut (market rank 110), Newburgh-Middletown, New York (market rank 143), Poughkeepsie, New York (market rank 160), and Danbury, Connecticut (market rank 194). DBBC's broadcasting operations consisted of three radio stations in Nashville, Tennessee (market rank 44). Based on the closing sale price of our Class A Common Stock on March 27, 2002 of $18.42, the transactions were valued at approximately $294 million and $119 million, respectively.

         Concurrently with the completion of the Aurora Communications and DBBC acquisitions, we entered into a new $400 million credit facility. The new facility, which replaced our outstanding credit facility, is comprised of an undrawn $112.5 million revolving commitment, a seven-year, $112.5 million term loan and an eight-year, $175.0 million term loan. The proceeds of the term loans, which were funded on March 28, 2002, were primarily used to repay amounts outstanding under our old credit facility and to fund the cash portions of the purchase price for the acquisitions of Aurora Communications and of the broadcasting operations of DBBC.

         On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which eliminates the annual amortization of goodwill and certain intangible assets with indefinite lives, such as FCC broadcast licenses. SFAS No. 142 also requires us to evaluate for impairment our goodwill and other intangible assets with indefinite lives. As a result, during the quarter ended March 31, 2002, we wrote off the recorded amounts of our FCC broadcast licenses by $41.7 million, net of taxes. Also in connection with the elimination of amortization of the cost of our broadcast licenses for financial reporting purposes upon adoption of SFAS No. 142, we determined it was necessary to establish a valuation allowance against our deferred tax assets and recorded a $57.9 million non-cash charge to income tax expense during the three months ended March 31, 2002. We recorded additional deferred tax expense of $4.5 million to establish a valuation allowance against net operating loss carry-forwards generated during the quarter ended March 31, 2002, resulting from amortization of goodwill and broadcast licenses that is deductible for tax purposes but is no longer amortized in the financial statements. Also, as required by the transition provisions of SFAS No. 142, we are required to assign goodwill to reporting units and perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. We have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit to evaluate whether an impairment of goodwill exists. There can be no assurance that there will not be further adjustments for impairment in future periods.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following table is a summary of our consolidated financial data for the periods presented. You should read the following data in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2001, as well as our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, incorporated by reference into this prospectus. Historical results are not necessarily indicative of results to be expected for any future period. The financial data below does not give effect to the public offering of 11,500,000 shares of Class A Common Stock that was completed on May 22, 2002, and receipt of our net proceeds from that offering.

         The unaudited pro forma summary consolidated financial data for 2001 below describes the pro forma effects of our acquisitions of Aurora Communications and the broadcasting operations of DBBC on our balance sheet as of December 31, 2001 and our statement of operations for the year ended December 31, 2001. The unaudited pro forma summary consolidated financial data reflects the use of the purchase method of accounting for all acquisitions. The unaudited pro forma summary consolidated balance sheet information reflects adjustments as if the Aurora Communications and DBBC acquisitions and the refinancing of our credit facility had occurred on December 31, 2001. The unaudited pro forma summary consolidated operating information reflects adjustments as if those acquisitions had occurred on January 1, 2001, and includes the pro forma effects of Aurora Communications' acquisition of nine related radio stations in May 2001 as if those acquisitions had occurred on January 1, 2001. We expect to incur integration expenses as well as potential operating efficiencies as a result of the acquisitions of Aurora Communications and the broadcasting operations of DBBC. The unaudited pro forma summary consolidated financial data does not reflect any of these potential expenses and operating efficiencies that may occur due to our integration of Aurora Communications and DBBC's operations.

         The financial effects of the transactions presented in the unaudited pro forma summary consolidated financial data are not necessarily indicative of either the financial position or results of operations that would have been obtained had the acquisitions actually occurred on the dates set forth above, nor are they necessarily indicative of the results of future operations.

                                                                    YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------        THREE MONTHS
                                                                                                     PRO FORMA            ENDED
                                                  1999              2000             2001              2001          MARCH 31, 2002
                                               ---------         ---------        -----------       -----------      --------------
                                                                                                    (UNAUDITED)        (UNAUDITED)

STATEMENT OF OPERATIONS DATA:
Net revenues                                   $ 180,019         $ 225,911         $ 201,328         $ 243,699         $  44,948
Station operating expenses excluding             133,328           191,336           141,598           164,706            33,439
depreciation, amortization and LMA fees
Depreciation and amortization (1)                 32,564            44,003            50,585            57,374             4,173
LMA fees                                           4,165             4,825             2,815             2,815                85
Corporate general and administrative               8,204            18,232            15,180            20,179             3,548
   expenses (excluding non-cash stock
   compensation)
Restructuring and impairment charges                  --            16,226             6,781             6,781                --
Non-cash stock compensation                           --                --                --                --               162
                                               ---------         ---------         ---------         ---------         ---------
Operating income (loss)                            1,758           (48,711)          (15,631)           (8,156)            3,541
Net interest expense                              22,877            26,055            28,716            36,691             6,775
Loss on early extinguishment
   of debt                                            --                --                --                --            (6,291)
Other (expense) income, net                          627            73,280            10,300            10,287            (1,194)
Income tax (expense) benefit (2)                   6,870              (812)            3,494             3,294           (62,404)
Cumulative effect of a change in
   accounting principle, net of tax (3)               --                --                --                --           (41,700)
                                               ---------         ---------         ---------         ---------         ---------
Net loss                                       $ (13,622)        $  (2,298)        $ (30,553)        $ (31,266)        $(114,823)
                                               =========         =========         =========         =========         =========
Preferred stock dividends, deemed
   dividends, accretion of discount and
   redemption premium                          $  23,790         $  14,875         $  17,743         $  17,743         $   4,623
                                               ---------         ---------         ---------         ---------         ---------
Net loss attributable to common
   stockholders                                $ (37,412)        $ (17,173)        $ (48,296)        $ (49,009)        $(119,446)
                                               =========         =========         =========         =========         =========
Basic and diluted loss per common share        $   (1.50)        $   (0.49)        $   (1.37)        $   (0.96)        $   (3.28)
                                               =========         =========         =========         =========         =========

OTHER FINANCIAL DATA:

Broadcast cash flow(4)                         $  46,691         $  34,575         $  59,730         $  78,993         $  11,509
EBITDA(5)                                         38,487            16,343            44,550            58,814             7,961
Net cash (used in) provided by
   operating activities                          (13,644)          (14,565)           11,440                               7,153
Net cash used in investing activities           (192,105)         (190,274)          (48,164)                           (121,136)
Net cash (used in) provided by
   financing activities                          400,445            (3,763)           31,053                             123,999

                                                    AS OF DECEMBER 31, 2001
                                                ------------------------------
                                                 ACTUAL             PRO FORMA        AS OF MARCH 31, 2002
                                                --------            ----------       --------------------
                                                                   (UNAUDITED)           (UNAUDITED)

BALANCE SHEET DATA:
Total assets                                    $965,317            $1,365,121            $1,299,700
Long-term debt (including current
   portion)                                      320,018               447,705               449,999
Preferred stock subject to mandatory
   redemption                                    134,489               134,489               134,489
Stockholders' equity                             423,884               632,970               515,964


---------
(1) Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142, FCC broadcast licenses and goodwill are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Prior to January 1, 2002, goodwill and broadcast licenses were amortized using the straight-line method over an estimated life of 25 years.

(2) In connection with the elimination of amortization of our FCC broadcast licenses, the reversal of our deferred tax liabilities relating to those intangible assets is no longer assured within our net operating loss carry-forward periods. As a result, we determined it was necessary to establish a valuation allowance against our deferred tax assets upon adoption of SFAS No. 142. Income tax expense for the three months ended March 31, 2002 includes a $57.9 million non-cash charge to establish this valuation allowance on January 1, 2002.

(3) We recorded a $41.7 million impairment write-down, net of taxes, as the cumulative effect of a change in accounting principle upon adoption of SFAS No. 142, to reduce the carrying amounts of our FCC broadcast licenses to fair value.

(4) Broadcast cash flow consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non-cash stock compensation expense and restructuring and impairment charges. Although broadcast cash flow is not a measure of performance calculated in accordance with GAAP, we believe that it is useful to an investor in evaluating an investment in our common stock because it is a measure widely used in the broadcasting industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. Broadcast cash flow, as we define it, may not be comparable to similarly titled measures employed by other companies.

(5) EBITDA consists of operating income (loss) before depreciation, amortization, LMA fees, non-cash stock compensation expense and restructuring and impairment charges. Although EBITDA is not a measure of performance calculated in accordance with GAAP, we believe that it is useful to an investor in evaluating an investment in our common stock because it is a measure widely used in the broadcasting industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA is not a measure calculated in accordance with GAAP, this measure, as we define it, may not be comparable to similarly titled measures employed by other companies.

                                  RISK FACTORS

         Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks described below, as well as other information included or incorporated by reference in this prospectus, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations or financial condition could be materially and adversely affected by any of these risks. The trading price of our Class A Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE OPERATE IN A VERY COMPETITIVE BUSINESS ENVIRONMENT.

         Radio broadcasting is a highly competitive business. Our stations compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other media, such as newspapers, magazines, cable and broadcast television, outdoor advertising, the Internet and direct mail. In addition, many of our stations compete with groups of two or more radio stations operated by a single operator in the same market.

         Audience ratings and market shares fluctuate, and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. While we already compete with other stations with comparable programming formats in many of our markets, any one of our stations could suffer a reduction in ratings or revenue and could require increased promotion and other expenses, and, consequently, could have a lower broadcast cash flow, if:

         - another radio station in the market were to convert its programming format to a format similar to our station or launch aggressive promotional campaigns;

         -        a new station were to adopt a competitive format; or

         -        an existing competitor were to strengthen its operations.

         The Telecom Act allows for the consolidation of ownership of radio broadcasting stations in the markets in which we operate or may operate in the future. Some competing consolidated owners may be larger and have substantially more financial and other resources than we do. In addition, increased consolidation in our target markets may result in greater competition for acquisition properties and a corresponding increase in purchase prices paid for these properties by us.

WE MUST RESPOND TO THE RAPID CHANGES IN TECHNOLOGY, SERVICES AND STANDARDS THAT CHARACTERIZE OUR INDUSTRY IN ORDER TO REMAIN COMPETITIVE.

         The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of competition from new media technologies and services. We cannot assure you that we will have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies and services are being developed or introduced, including:

         - satellite-delivered digital audio radio service, which has resulted in the introduction of new subscriber-based satellite radio services with numerous niche formats;

         - audio programming by cable systems, direct-broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

         - in-band on-channel digital radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services; and

         - low-power FM radio, which could result in additional FM radio broadcast outlets.

         We cannot predict the effect, if any, that competition arising from new technologies or regulatory change may have on the radio broadcasting industry or on our financial condition and results of operations.

WE FACE MANY UNPREDICTABLE BUSINESS RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE OPERATIONS.

         Our future operations are subject to many business risks, including certain risks that specifically influence the radio broadcasting industry, that could have a material adverse effect on our business. These include:

         - changing economic conditions, both generally and relative to the radio broadcasting industry in particular;

         - shifts in population, listenership, demographics or audience tastes;

         - the level of competition from existing or future technologies for advertising revenues, including, but not limited to, other radio stations, satellite radio, television stations, newspapers, the Internet, and other entertainment and communications media; and

         - changes in governmental regulations and policies and actions of federal regulatory bodies, including the U.S. Department of Justice, the Federal Trade Commission and the FCC.

         Given the inherent unpredictability of these variables, we cannot with any degree of certainty predict what effect, if any, these risks will have on our future operations.

THERE ARE RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY.

         We intend to continue to grow through internal expansion and by acquiring radio station clusters and individual radio stations primarily in mid-size markets. We cannot predict whether we will be successful in pursuing these acquisitions or what the consequences of these acquisitions would be. Consummation of our pending acquisitions and any acquisitions in the future are subject to various conditions, such as compliance with FCC and antitrust regulatory requirements. The FCC requirements include:

         -        approval of license assignments and transfers;

         - limits on the number of stations a broadcaster may own in a given local market; and

         - other rules or policies, such as the ownership attribution rules, that could limit our ability to acquire stations in certain markets where one or more of our shareholders has other media interests.

         The antitrust regulatory requirements include:

         - filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act, where applicable;

         -        expiration or termination of the waiting period under the HSR
                  Act; and

         - possible review by the U.S. Department of Justice or the Federal Trade Commission of antitrust issues under the HSR Act or otherwise.

         We cannot be certain that any of these conditions will be satisfied. In addition, the FCC has asserted the authority to review levels of local radio market concentration as part of its acquisition approval process, even where proposed assignments would comply with the numerical limits on local radio station ownership in the FCC's rules and the Communications Act of 1934, referred to as the Communications Act.

         Our acquisition strategy involves numerous other risks, including risks associated with:

         - identifying acquisition candidates and negotiating definitive purchase agreements on satisfactory terms;

         - integrating operations and systems and managing a large and geographically diverse group of stations;

         - diverting management's attention from other business concerns;

         -        potentially losing key employees at acquired stations; and

         - the diminishing number of properties available for sale in mid-size markets.

         We cannot be certain that we will be able to successfully integrate our acquisitions or manage the resulting business effectively, or that any acquisition will achieve the benefits that we anticipate. In addition, we are not certain that we will be able to acquire properties at valuations as favorable as those of previous acquisitions. Depending upon the nature, size and timing of potential future acquisitions, we may be required to raise additional financing in order to consummate additional acquisitions. We cannot assure you that our debt agreements will permit the necessary additional financing or that additional financing will be available to us or, if available, that financing would be on terms acceptable to our management.

BECAUSE A SIGNIFICANT PORTION OF OUR TOTAL ASSETS IS REPRESENTED BY INTANGIBLE ASSETS AND GOODWILL THAT IS SUBJECT TO MANDATORY, ANNUAL IMPAIRMENT EVALUATIONS, WE HAVE WRITTEN OFF, AND COULD IN THE FUTURE BE REQUIRED TO WRITE OFF, A SIGNIFICANT PORTION OF THESE ASSETS, WHICH MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We have acquired businesses that have been accounted for using the purchase method of accounting. A portion of the purchase prices for these businesses was allocated to identifiable tangible and intangible assets, principally FCC broadcast licenses, based on estimated fair values at the dates of the acquisitions. Any excess purchase price was allocated to goodwill. Prior to January 1, 2002, the cost of FCC broadcast licenses and goodwill was amortized using the straight-line method over an estimated useful life of 25 years. Effective January 1, 2002, upon the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, FCC broadcast licenses and goodwill are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. At December 31, 2001, we had recorded, as unamortized values, $632.2 million of FCC broadcast licenses and $156.9 million of goodwill. As required by the transition provisions of SFAS No. 142, we compared the estimated fair values of our FCC broadcast licenses to the book values by market and, as a result of the comparison, have taken a charge in the first quarter of 2002 of $41.7 million, net of taxes. Also, as required by the transition provisions of SFAS No. 142, we are required to assign goodwill to reporting units and perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. We have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit to evaluate whether an impairment of goodwill exists. There can be no assurance that there will not be further adjustments for impairment in future periods.

         In connection with the elimination of amortization of the cost of our broadcast licenses for financial reporting purposes upon adoption of SFAS No. 142, the reversal of our deferred tax liabilities relating to those intangible assets will no longer be assured within our net operating loss carry-forward period. As a result, we determined it was necessary to establish a valuation allowance against our deferred tax assets and we recorded a $57.9 million non-cash charge to income tax expense upon adoption of SFAS No. 142. We expect to incur deferred tax expense to establish valuation allowances against net operating losses generated in future periods.

OUR ABILITY TO GENERATE REVENUE COULD BE AFFECTED BY ECONOMIC RECESSION.

         We derive substantially all of our revenue from the sale of advertising time on our radio stations. Generally, advertising tends to decline during economic recessions or downturns. Furthermore, because a substantial portion of our revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets is directly affected by local or regional economic conditions.

         A continued recession, or a downturn in the U.S. economy, or in the economy of any individual geographic market in which we own or operate stations, could have a significant effect on our financial condition or results of operations.

WE ARE DEPENDENT ON KEY PERSONNEL.

         Our business is managed by a small number of key management and operating personnel, and our loss of one or more of these individuals could have a material adverse effect on our business. We believe that our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel and to expand, train and manage our employee base. We have entered into employment agreements with some of our key management personnel that include provisions restricting their ability to compete with us under specified circumstances.

         We also employ several on-air personalities with large loyal audiences in their individual markets. The loss of one of these personalities could result in a short-term loss of audience share in that particular market.

THE BROADCASTING INDUSTRY IS SUBJECT TO EXTENSIVE AND CHANGING FEDERAL
REGULATION.

         The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. We are required to obtain licenses from the FCC to operate our stations. Licenses are normally granted for a term of eight years and are renewable. Although the vast majority of FCC radio station licenses are routinely renewed, we cannot assure you that the FCC will approve our future renewal applications or that the renewals will not include conditions or qualifications. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on us.

         We must also comply with the extensive FCC regulations and policies in the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate future transactions and in certain circumstances could require us to divest some radio stations. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, the signals transmitted by our radio stations could be impaired by other radio stations, which could have a material adverse effect on us. Moreover, these FCC regulations and others may change over time and we cannot assure you that those changes would not have a material adverse effect on us.

WE ARE REQUIRED TO OBTAIN PRIOR FCC APPROVAL FOR EACH RADIO STATION
ACQUISITION.

         The consummation of radio station acquisitions requires prior approval of the FCC with respect to the transfer of control or assignment of the broadcast licenses of the acquired stations. The FCC could prohibit or require the restructuring of our future acquisitions, or could propose changes in its existing rules that may reduce the number of stations that we would be permitted to acquire in some markets. In addition, where acquisitions would result in certain local radio advertising revenue concentration thresholds being met, the FCC staff has a policy of reviewing applications for proposed radio station acquisitions with respect to local market concentration concerns, and specifically invites public comment on these applications. This policy may help trigger petitions to deny and informal objections against FCC applications for our pending acquisitions and future acquisitions, as well as FCC staff requests for additional information. There can be no assurance that the FCC will approve potential future acquisitions.

                       RISKS RELATED TO OUR INDEBTEDNESS

WE HAVE SUBSTANTIAL INDEBTEDNESS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON
US.

         As of March 31, 2002, after giving effect to the completion of our recent acquisitions of Aurora Communications and the broadcasting operations of DBBC, the related refinancings, and to the underwritten public offering of shares of our Class A Common Stock in May 2002, our long-term debt, including current portion, was $450.0 million, representing approximately 60.0% of our stockholders' equity on a pro forma basis. Our debt agreements, and the terms of our outstanding preferred stock, have interest and principal repayment and redemption obligations that are substantial in amount and would have a substantial impact on our shareholders.

         The level of our indebtedness could have several important consequences to you. You should note that:

         - a substantial portion of our cash flow is, and will be, dedicated to debt service and is not, and will not be, available for other purposes;

         - our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes may be impaired in the future;

         - certain of our borrowings are, and will be, at variable rates of interest, which will expose us to the risk of increased interest rates;

         - our leveraged position and the covenants contained in our debt agreements and the terms of our outstanding preferred stock could limit our ability to compete, expand or make capital improvements; and

         - our level of indebtedness could make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

OUR ABILITY TO FULFILL OUR DEBT OBLIGATIONS COULD BE ADVERSELY AFFECTED BY MANY FACTORS.

         Our ability to repay our debt obligations will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, technological, legislative and regulatory factors, many of which are beyond our control. We cannot be certain that our operating results, cash flow and capital resources will be sufficient to repay our debt and other obligations in the future. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and may be required to:

         - reduce or delay planned acquisitions, expansions and capital expenditures;

         -        sell material assets or operations;

         -        obtain additional equity capital; or

         -        restructure our debt.

         If liquidity problems require us to take any of these actions, we cannot provide you any assurance as to: (1) the timing of any sales or the proceeds that we could realize from these sales, (2) our ability to obtain additional equity capital or successfully complete a restructuring of our debt, or (3) whether these sales, additional equity capital or restructuring of debt could be effected on terms satisfactory to us or at all.

OUR DEBT AGREEMENTS AND THE TERMS OF OUR PREFERRED STOCK IMPOSE SIGNIFICANT RESTRICTIONS ON US.

         Our debt agreements, and the terms of our outstanding preferred stock, restrict, among other things, our ability to:

         -        incur additional indebtedness;

         - pay dividends, make particular types of investments or make other restricted payments;

         -        enter into some types of transactions with affiliates;

         -        merge or consolidate with any other person; or

         - sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

         In addition, our debt agreements also restrict our ability to incur liens or to sell some assets. Our credit facility also requires us to maintain specified financial ratios and to satisfy certain financial condition tests. Our ability to meet those financial ratios and financial condition tests can be affected by events beyond our control, and we cannot be sure that we will maintain those ratios or meet those tests. A breach of any of these restrictions could result in a default under our debt agreements. Our lenders have taken security interests in substantially all of our consolidated assets, and we have pledged the stock of our subsidiaries to secure the debt under our credit facility. If an event of default under our credit facility occurs, our credit facility lenders could declare all amounts outstanding, including accrued interest, immediately due and payable. If we could not repay those amounts, those lenders could proceed against the collateral pledged to them to secure that indebtedness. If our credit facility indebtedness were accelerated, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness. Our ability to comply with the restrictions and covenants in our debt agreements will depend upon our future performance and various other factors, such as business, competitive, technological, legislative and regulatory factors, some of which are beyond our control. If we fail to comply with the restrictions and covenants in our existing debt agreements, the holders of our debt could declare all amounts owed to them immediately due and payable.

                   RISKS RELATED TO OUR CLASS A COMMON STOCK

THE PUBLIC MARKET FOR OUR CLASS A COMMON STOCK MAY BE VOLATILE.

         We cannot assure you that the market price of our Class A Common Stock will not decline, and the market price could be subject to wide fluctuations in response to such factors as:

         -        conditions and trends in the radio broadcasting industry;

         - actual or anticipated variations in our quarterly operating results, including audience share ratings and financial results;

         -        changes in financial estimates by securities analysts;

         -        technological innovations;

         -        competitive developments;

         - adoption of new accounting standards affecting companies in general or affecting companies in the radio broadcasting industry in particular; and

         -        general market conditions and other factors.

         Further, the stock markets, and in particular the Nasdaq National Market, on which our Class A Common Stock is listed, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology and media companies and have often been unrelated or disproportionate to the operating performance of such companies. In addition, general economic, political and market conditions such as recessions, interest rate movements or international currency fluctuations, may adversely affect the market price of our Class A Common Stock.

WE HAVE NEVER PAID AND DO NOT EXPECT TO PAY ANY CASH DIVIDENDS ON OUR CLASS A COMMON STOCK.

         We do not anticipate declaring or paying any dividends, except for the payment of scheduled mandatory dividends on our Series A Preferred Stock. We have never declared or paid any cash dividends on our Class A Common Stock and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility, indenture, certificate of designations governing our Series A Preferred Stock and, if our Series A Preferred Stock is converted into exchange debentures, our exchange debenture indenture, restrict our ability to pay dividends on our Class A Common Stock.

CERTAIN SHAREHOLDERS CONTROL OR HAVE THE ABILITY TO EXERT SIGNIFICANT INFLUENCE OVER THE VOTING POWER OF OUR CAPITAL STOCK.

         As of May 31, 2002, and after giving effect to: (a) the exercise of a warrant to acquire 250,000 shares of Class A Common Stock and (b) the exercise of all of their options exercisable within 60 days of May 31, 2002, Lewis W. Dickey, Jr., our Chairman, President, Chief Executive Officer and a director, John W. Dickey, our Executive Vice President, together with DBBC and DBBC of Georgia, L.L.C., two of our shareholders that are principally controlled by Messrs. L. Dickey, J. Dickey and other members of their family, collectively own 6,494,219 shares, or 13.2%, of our outstanding Class A Common Stock, and 1,732,732 shares, or 88.5%, of our outstanding Class C Common Stock, which collectively represent approximately 34.5% of the outstanding voting power of our common stock. Consequently, they have the ability to exert significant influence over our policies and management. The interests of these shareholders may differ from the interests of our other shareholders.

         As of May 31, 2002, BA Capital Company, L.P., referred to as BA Capital, and its affiliate, BancAmerica Capital Investors SBIC I, L.P., referred to as BACI, together own 840,250 shares, or 1.7% of our Class A Common Stock and 10,924,335 shares, or 82.5% of our nonvoting Class B Common Stock, which is convertible into shares of Class A Common Stock. BA Capital also holds presently exercisable options to purchase 53,438 shares of our Class A Common Stock, and BACI also holds a warrant to purchase 706,424 shares of our Class A Common Stock or Class B Common Stock. Assuming that those options were exercised for shares of Class A Common Stock and the warrant was exercised for shares of Class A Common Stock, and giving effect to the conversion into shares of Class A Common Stock of all shares of Class B Common Stock held by BA Capital and BACI, BA Capital and BACI would hold approximately 18.2% of the total voting power of our common stock. BA Capital and BACI are both affiliates of Bank of America Corporation. Robert H. Sheridan, III, one of our directors, is a senior vice president and managing director with an economic interest in the general partners of both BA Capital and BACI. BA Capital has the right to designate one member of our board and Mr. Sheridan currently serves on our board as BA Capital's designee. As a result, BA Capital, BACI and Mr. Sheridan have the ability to exert significant influence over our policies and management, and their interests may differ from the interests of our other shareholders.

FUTURE SALES OF OUR CLASS A COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS OUR STOCK PRICE.

         As of May 31, 2002, assuming the exercise of outstanding warrants to purchase 126,909 shares of Class A Common Stock and assuming the conversion of all shares of Class B Common Stock (including those shares of Class B Common Stock issuable upon exercise of the warrant held by BACI) to shares of Class A Common Stock, we would have outstanding 62,452,883 shares of Class A Common Stock, and 644,871 shares of Class C Common Stock (which are convertible into shares of Class A Common Stock on a one-for-one basis). In addition, there would be outstanding options to purchase 4,635,355 shares of Class A Common Stock and a warrant to purchase 250,000 shares of Class A Common Stock, and outstanding options to purchase 2,657,392 shares of Class C Common Stock. Of those outstanding shares of Class A Common Stock, 57,202,883 shares will be freely transferable without restriction (subject to any FCC consent that might be required) under the Securities Act of 1933, as amended, referred to as the Securities Act, or further registration under the Securities Act, except that shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may generally only be sold subject to certain restrictions as to timing, manner and volume.

         The market price of our Class A Common Stock could drop as a result of sales of a large number of shares of Class A Common Stock in the market, or the perception that such sales could occur.

                                USE OF PROCEEDS

         All of the Class A Common Stock offered under this prospectus by the Company may be issued from time to time by the Company in connection with the Company's acquisition of other businesses, properties or securities in business combination transactions. See "Securities Covered by This Prospectus."

                     SECURITIES COVERED BY THIS PROSPECTUS

         This prospectus may be used by us for the offer and sale of up to 10,000,000 shares of Common Stock, from time to time in connection with the acquisition of other businesses, properties or securities in business combination transactions. The consideration that will be offered by us in these acquisitions, in addition to any shares of Class A Common Stock offered under this prospectus, may include cash, debt or other securities, or we may assume liabilities of the business being acquired, or a combination thereof. The terms of acquisitions are typically determined by negotiations between us and the owners of the businesses, properties or securities to be acquired, with our taking into account the quality of management, the past and potential earning power and growth of the businesses, properties or securities to be acquired, and other relevant factors. Shares of Class A Common Stock issued to the owners of the businesses, properties or securities to be acquired by us will generally be valued at a price reasonably related to the market value of the Class A Common Stock or the value of the assets to be received, at the time the terms of the acquisition are agreed upon. Class A Common Stock issued under this prospectus will be freely transferable under the Securities Act, except for securities issued to persons who may be deemed to be an underwriter within the meaning of
Section 2(11) of the Securities Act. Class A Common Stock issued in connection with these transactions to persons who constitute underwriters within the meaning of Section 2(11) may not be publicly reoffered or resold by these persons except pursuant to an effective registration statement under the Securities Act covering such shares or, in certain circumstances, pursuant to Rule 145(d) or any other applicable exemption under the Securities Act. If you receive Class A Common Stock covered by this prospectus, you should seek the advice of your own legal counsel with respect to the legal requirements of such resales.

         This prospectus has also been prepared for use by persons who may receive from us shares of Class A Common Stock covered by the registration statement, of which this prospectus is a part, in acquisitions and who may be entitled to offer such shares of Class A Common Stock under circumstances requiring the use of a prospectus (such persons being referred to under this caption as securityholders). No securityholders will be authorized to use this prospectus for any offer of Class A Common Stock without first obtaining our consent. We may consent to the use of this prospectus for a limited period of time by the securityholders and subject to limitations and conditions that may be varied by agreement between the Company and the securityholders. Resales of these shares of Class A Common Stock may be made on the Nasdaq National Market or any other exchange on which our Class A Common Stock may be listed, in the over-the-counter market or in private transactions or pursuant to underwriting agreements. We will not receive any of the proceeds from any such sales.

         Agreements with Securityholders permitting use of this prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by us; that securityholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this prospectus, as appropriately supplemented or amended when required. The securityholders may be deemed to be underwriters within the meaning of the Securities Act.

         When resales are to be made through a broker or dealer selected by the Company, the broker or dealer may act solely as agent or may acquire such Class A Common Stock as principal. Brokers or dealers participating in such transactions as agent may be entitled to commissions (including negotiated commissions to the extent permissible). Any such sales may be by block trade. Any commission paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such Class A Common Stock as principal, any profits received on the resale of such Class A Common Stock, may be deemed to be underwriting discounts and commissions under the Securities Act.

         In addition to the shares of Class A Common Stock offered hereby, we may from time to time issue additional shares of Class A Common Stock through public offerings or private placements. We may make such future issuances of Class A Common Stock in connection with our acquisition of other businesses, properties or securities in business combination transactions or for other purposes.

                             VALIDITY OF SECURITIES

         Jones, Day, Reavis & Pogue, Atlanta, Georgia will pass upon the validity of the Class A Common Stock that may be offered by this prospectus.

                                    EXPERTS

         Our financial statements as of and for the fiscal years ended December 31, 2001 and 2000, incorporated by reference in this prospectus, have been audited by KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto, which is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

         Our financial statements for the fiscal year ended December 31, 1999, incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

         The financial statements of Aurora Communications at December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000, and for the period January 20, 1999 (commencement of operations) to December 31, 1999, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of DBBC as of December 31, 2001 and 2000, and for each of the three fiscal years in the period ended December 31, 2001, incorporated by reference in this prospectus, have been audited by Kraft Bros., Esstman, Patton & Harrell, PLLC, independent auditors, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The general effect of the provisions in the Company's Articles of Incorporation and Illinois law is to provide that the Company may indemnify its directors and officers against all liabilities and expenses actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) in which they have become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor opposed to the best interests of the Company. With respect to legal proceedings by or in the right of the Company in which a director or officer is adjudged liable for improper performance of his duty to the Company or another enterprise which such person served in a similar capacity at the request of the Company, indemnification is limited by such provisions of that amount which is permitted by the court.

         The Company maintains officers' and directors' liability insurance that insures against liabilities that officers and directors of the Company may incur in such capabilities. The Company has entered into indemnification agreements with each of its directors. Pursuant to such agreements, the Company has agreed to indemnify each director (the "Indemnitee") to the fullest extent permitted by Illinois law if the Indemnitee was, is or becomes a party to or witness or other participant in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism resulting from any event or occurrence relating to the fact that the Indemnitee is a director, officer, employee or agent or fiduciary of the Company.

ITEM 21. EXHIBITS.

Exhibit
 Number                                             Description of Exhibits
-------                                             -----------------------

   3.1       Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2001)

   3.2       Certificate of Designation with respect to Series A Cumulative Exchangeable Redeemable Preferred Stock due
             2009 (incorporated by reference to Exhibit 3.5 of the registrant's Registration Statement on Form S-1, declared effective on June 26, 1998 (Commission File No. 333-48849))

   3.3       Amended and Restated Certificate of Designation with respect to Series B Cumulative Preferred Stock (incorporated by reference to Exhibit 3.3 of the registrant's quarterly report on Form 10-Q for the quarter ended
             September 30, 2001)

   3.4       Amended and Restated Bylaws, as amended (incorporated by reference to Exhibit 3.4 of the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2001)

   4.1       Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the registrant's Registration
             Statement on Form S-1, declared effective on June 26, 1998 (Commission File No. 333-48849))

  *5.1       Opinion of Jones, Day, Reavis & Pogue regarding validity

 *23.1       Consent of KPMG LLP

 *23.2       Consent of PricewaterhouseCoopers LLP

 *23.3       Consent of Ernst & Young LLP

 *23.4       Consent of Kraft Bros., Esstman. Patten & Harrell, PLLC

 *23.5       Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)

 *24.1       Power of Attorney (included on signature page to this registration statement)

---------
*        Filed with this registration statement.

ITEM 22. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (7) To supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, in the State of Georgia, on June 21, 2002.


                                    Cumulus Media Inc.

                                    By: /s/ LEWIS W. DICKEY, JR.
                                       ----------------------------------------
                                       Lewis W. Dickey, Jr.
                                       Chairman, President and
                                       Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lewis W. Dickey, Jr. and Martin R. Gausvik, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                                          Title                              Date
             ---------                                          -----                              ----

      /s/ LEWIS W, DICKEY, JR.                       Chairman, President, Chief               June 21, 2002
------------------------------------                Executive Officer and Director
       Lewis W. Dickey, Jr.                          (Principal Executive Officer)

        /s/ MARTIN R. GAUSVIK                      Executive Vice President, Chief            June 21, 2002
------------------------------------               Financial Officer and Treasurer
         Martin R. Gausvik                  (Principal Financial and Accounting Officer)

        /s/ RALPH B. EVERETT                                  Director                        June 21, 2002
------------------------------------
         Ralph B. Everett

   /s/ HOLCOMBE T. GREEN, JR.                                 Director                        June 21, 2002
------------------------------------
      Holcombe T. Green, Jr.

      /s/ ERIC P. ROBISON                                     Director                        June 21, 2002
------------------------------------
          Eric P. Robison

  /s/ ROBERT H. SHERIDAN, III                                 Director                        June 21, 2002
------------------------------------
      Robert H. Sheridan, III

                                 EXHIBIT INDEX


Exhibit
 Number                                             Description of Exhibits
-------                                             -----------------------

   3.1       Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2001)

   3.2       Certificate of Designation with respect to Series A Cumulative Exchangeable Redeemable Preferred Stock due
             2009 (incorporated by reference to Exhibit 3.5 of the registrant's Registration Statement on Form S-1, declared effective on June 26, 1998 (Commission File No. 333-48849))

   3.3       Amended and Restated Certificate of Designation with respect to Series B Cumulative Preferred Stock (incorporated by reference to Exhibit 3.3 of the registrant's quarterly report on Form 10-Q for the quarter ended
             September 30, 2001)

   3.4       Amended and Restated Bylaws, as amended (incorporated by reference to Exhibit 3.4 of the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2001)

   4.1       Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the registrant's Registration
             Statement on Form S-1, declared effective on June 26, 1998 (Commission File No. 333-48849))

  *5.1       Form of opinion of Jones, Day, Reavis & Pogue regarding validity

 *23.1       Consent of KPMG LLP

 *23.2       Consent of PricewaterhouseCoopers LLP

 *23.3       Consent of Ernst & Young LLP

 *23.4       Consent of Kraft Bros., Esstman. Patten & Harrell, PLLC

 *23.5       Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)

 *24.1       Power of Attorney (included on signature page to this registration statement)

---------
*        Filed with this registration statement.